September 3, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attn: Abby Adams

Re:	DFP Healthcare Acquisitions Corp.

Registration Statement on Form S-4

Filed July 23, 2021

File No. 333-258152

Dear Ms. Adams:

On behalf of our client, DFP Healthcare Acquisitions Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on July 23, 2021 (the “Registration Statement”), contained in the Staff’s letter dated August 27, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Form S-4 Filed July 23, 2021

Cautionary Note regarding Forward-Looking Statements, page 1

1.	We note the inclusion of forecasts and projections in your identification of forward- looking statements, and your statement that “[t]he forward-looking statements are based on projections prepared by, and are the responsibility of, TOI’s management.” Revise to clarify that the registrant is responsible for all the disclosure in the filing, including the projections.

Response:

The Company has revised its disclosure on page 1 to remove the quoted sentence.

United States Securities and Exchange Commission

September 3, 2021

What is TOI? page 3

2.	We note several references here and throughout the prospectus that TOI is a “leading value-based oncology company". Please revise to clarify the basis for this leadership claim.

Response:

In In response to the Staff’s comment, the Company has revised pages 3, 21, 82 and 178 of the Amended Registration Statement to indicate that the Company believes that TOI is a leading value-based oncology company based on its belief that it has more covered lives than any other value-based oncology company.

Questions and Answers About the Business Combination and the Special Meeting What is being voted on?, page 5

3.	Unbundle the stock issuance proposal so that shareholders may vote separately whether to increase the authorized number of shares for the proposed business combination and for the subscription/PIPE financing. Refer to Exchange Act Rule 14a-3. For additional guidance, see the Compliance and Disclosure Interpretations under Rule 14a-4(a)(3) generally and regarding unbundling in the M&A context

Response:

The Company respectfully advises the Staff, after telephonic discussions with the Staff, that DFP Stockholders have the opportunity to vote on whether to increase the authorized number of shares in connection with the Business Combination in the Charter Proposal and as an unbundled proposal in Advisory Charter Proposal A. The Company also notes that the 27.5 million shares of DFP Class A Common Stock to be issued pursuant to the PIPE Investments prior to the Closing have been previously authorized for issuance in the Company’s Current Charter, which authorizes 100 million shares of DFP Class A Common Stock. At present, 23 million shares of DFP Class A Common Stock are outstanding.

Summary of the Proxy Statement/Prospectus

Structure of the Business Combination, page 21

4.	Revise the pre- and post-combination structures to reflect the various forms and percentages of ownership interests, including the subscription agreements and earnout warrants addressed on pages 22-23.

Response:

The Company has revised the pre- and post-combination structures to reflect the various forms and percentages of ownership interests in New TOI on pages 21, 22, 94 and 95.

United States Securities and Exchange Commission

September 3, 2021

Redemption Rights, page 28

5.	Revise your disclosure to show the potential impact of the redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemptions scenarios, including minimum, maximum and interim redemption levels.

Response:

The Company has revised its disclosure to show the impact of redemptions on the per share value of the shares assuming three redemption scenarios as follows: (1) no redemptions, (2) 50% redemptions and (3) maximum redemptions, in the section entitled “Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information” on pages 36 and 37. The Company has included cross references to such section on pages 11, 29 and 89.

Interests of the Sponsor and DFP's Directors and Officers in the Business Combination, page 29

6.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of the business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

The Company has inserted additional disclosure on pages 14, 15, 30, 31, 67, 68, 91, 92, 110 and 111 to quantify what the Sponsor, its affiliates and officers and directors have at risk in connection with the Closing.

7.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

The Company has inserted disclosure on pages 14, 30, 67, 92 and 110 to clarify that the Sponsor can earn a positive rate of return on its investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

United States Securities and Exchange Commission

September 3, 2021

Risk Factors, page 42

8.	Please revise the DFP risk factors section to more prominently provide disclosure related to its going concern determination.

Response: The Company has inserted a risk factor on page 69 to more prominently provide disclosure related to its going concern determination.

9.	We note the disclosure in the risk factor on page 69 regarding the material weakness that led management to conclude that internal control over financial reporting (ICFR) was not effective as of December 31, 2020. Please confirm, if true, that management performed an assessment of ICFR subsequent to the date that your December 31, 2020 Form 10-K/A was filed on May 24, 2021. Otherwise, explain how you were not able to provide this conclusion in the Form 10-K/A. Alternatively, please revise your disclosure herein to be consistent with the disclosure in the Form 10-K/A.

Response:

The Company respectfully advises the Staff that the Company disclosed that management concluded that the Company’s control over financial reporting was not effective as of December 31, 2020 on pages 43, 49 and 56 of the Form 10-K/A filed on May 24, 2021. The Company also reported on page 24 of the Form 10-Q filed on August 16, 2021 that the material weakness had not been fully remediated.

The Company has inserted disclosure on page 71 to clarify that such conclusion remained unchanged as of March 31, 2021 and June 30, 2021.

The Business Combination Proposal

Background of the Business Combination, page 95

10.	On page 96, disclose the number of targets with which DFP entered into letters of intent. Disclose why you determined the three identified targets are the “relevant potential targets.” Disclose the timing of the negotiations with Companies A, B and C.

Response:

The Company has revised page 99 in response to the Staff’s comment.

United States Securities and Exchange Commission

September 3, 2021

11.	On page 97, revise to identify the roles of Alvarez & Marsal, Polsinelli, and W&C and on whose behalf they performed their respective roles.

Response:

The Company has identified the roles of Alvarez & Marsal, Polsinelli and W&C and on whose behalf they performed their respective roles on page 101.

12.	With respect to the March 17 entry, please revise to explain how DFP determined to indicate its interest at the $700 to $750 million level, including whether it had received forecasts from TOI and any financial models that it used.

Response:

The Company has revised page 100 in response to the Staff’s comment.

13.	Please revise the discussion concerning the March 17 to March 26 period to clarify whether TOI offered counterproposals to DFP's initial indication of interest. Discuss the material terms, as applicable.

Response:

The Company has revised page 100 in response to the Staff’s comment.

14.	On page 98, revise to explain what a "locked box mechanism" is and the key features of the mechanism under negotiation. For instance, it should be whether the price would be set based upon a pre-signing balance sheet or something else. With reference to the June 21 entry, revise the remainder of the Background section to discuss how the terms of the mechanism evolved over time and whether the mechanism is employed in the Business Combination Agreement.

Response:

The Company has revised pages 102 and 103 in response to the Staff’s comment.

15.	With reference to the April 26 entry, please discuss the "financial model" that the two parties discussed as well as the growth plan and the use of proceeds.

Response:

The Company has revised page 102 in response to the Staff’s comment.

16.	At various points in the risk factors and elsewhere, you disclose that TOI provided financial projections. Revise this section to clarify at what points those projections were disclosed. We note various reference to the TOI team sharing their “vision” and “growth prospects,” and the follow-up call on April 26, 2021 on the financial model.

Response:

The Company has revised page 102 in response to the Staff’s comment.

United States Securities and Exchange Commission

September 3, 2021

17.	On page 99, revise to explain who and what drove the change in consideration on June 19, 2021 that resulted in the $100 million reduction in transaction consideration and increase in earnout consideration.

Response:

The Company has revised page 103 in response to the Staff’s comment.

18.	With reference to the disclosure on page 101 and the joint press release dated June 28, 2021 announcing the business combination agreement, please tell us, and as applicable revise to clarify, whether both parties agreed to the valuation based on a 2.4 multiple to TOI's 2022 forecasted revenue.

Response:

The Company has revised page 105 in response to the Staff’s comment.

DFP's Board of Directors' Reasons for the Approval of the Business Combination, page 100

19.	Revise the discussion of the board’s comparable companies analysis to disclose the data and valuations for each selected company.

Response:

The Company has revised page 105 in response to the Staff’s comment.

20.	You describe additional analyses the board performed with respect to the TOI financial projections, including that the board “compared the projected revenue growth to the revenue growth of Comparable Companies to assess its reasonableness.” Revise to disclose the board’s conclusions regarding the reasonableness of the TOI projections. Clarify whether the board felt the projected revenue growth was reasonable given the pipeline of potential acquisitions TOI had disclosed.

Response:

The Company has revised page 106 response to the Staff’s comment.

United States Securities and Exchange Commission
September 3, 2021

The Business Combination Proposal

Certain Projected Financial Information, page 102

21.	Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the projections on page 103 to provide investors with sufficient information to evaluate the projected financial information. For example:

•	Identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market rate growth and market rate penetrations were determined;

•	Disclose material assumptions related to acquisitions and de novo build-out;
•	Provide any specific assumptions related to regulatory approvals disclosed on page 104;
•	Disclose how you determined adjusted EBITDA; and
•	Disclose material assumptions used to determine projected expense amounts in arriving at growth profit and adjusted EBITDA.

Response:

The Company has revised pages 107, 108, and 109 in response to the Staff’s comment.

22.	With respect to the projections on page 104, please:

•	clarify the "VBC" abbreviation and, with reference to the fourth bullet point on page 42, explain briefly explain how these contracts differ and why it is appropriate to quantify them together;
•	tell us how the 20% CAGR figure is calculated; and
•	revise to explain what the two "% Growth" metrics relate to and how they are calculated.

Response:

The Company has revised pages 108 and 109 to clarify the VBC abbreviation and explain why it is appropriate to quantify capitated and value-based lives together. The Company has also revised the Capitated/VBC Lives row of the table on page 108 to correct typographical errors with respect to the amounts presented for 2022, 2023 and 2024. The 20% CAGR is calculated using the corrected amounts (i.e., 2.7 million lives in 2024 as compared to 1.6 lives in 2021 represents a CAGR of 20%).

The Company has added footnote (2) to the table on page 108 to clarify that the “% Growth” refers to year-over-year growth in Revenue. The Company has revised the line item under “Gross Profit” in the table on page 108 to read “% Margin” and added footnote (4) explaining that “% Margin” represents Gross Profit divided by Revenue for the applicable periods.

United States Securities and Exchange Commission
September 3, 2021

23.	Revise the fifth paragraph on page 103 to clarify that you have disclosed all material assumptions underlying the projections. In addition, revise to discuss more specifically the assumptions supporting the projections presented on page 104. In particular, please explain the assumptions underlying the considerable annual growth in revenue despite more modest growth (and even a reduction) in the number of Capitated/VBC Lives. With reference to the "Key Business Metrics" disclosure on page 188, disclose whether the projections assume material changes to the number of clinics and markets. Also, discuss more specifically the assumptions that support increased adjusted EBITDA and margins.

Response:

The Company has revised page 107 in response to the Staff’s comment. The Company has also revised the Capitated/VBC Lives row of the table on page 108 of the Amended Registration Statement to correct typographical errors with respect to the amounts presented for 2022, 2023 and 2024.

Certain Interests of TOI's Management and Directors, page 106

24.	Provide examples to quantify the potential interests of TOI management and directors in the business combination.

Response:

The Company has revised page 112 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

25.	Please appropriately notate the adjustment of $806 impacting Accumulated deficit in the pro forma balance sheet on page 146 under the Maximum Redemption Scenario.

Response:

The Company acknowledges the Staff’s comment and has revised page 152 accordingly with notation (P).

26.	Please expand your description in Note (N) to the pro forma balance sheet to explain the circumstances that resulted in the change of classification of the public warrants from liability to equity upon closing of the business combination.

Response:

The Company acknowledges the Staff’s comment and has revised page 160 accordingly with additional disclosure.

The Company respectfully advises the Staff that the two main considerations resulting in a change of classification of the Public Warrants from liability to equity upon closing are:

i)	The DFPH Class A Common Shares underlying the Public Warrants are no longer subject to redemption; and

United States Securities and Exchange Commission
September 3, 2021

ii)	Public Warrants qualify for equity classification as they are indexed to the Company’s own stock and meet the criteria for equity classification per ASC 815-40 Contracts in an Entity’s Own Equity. Specifically, the tender offer and change of control provisions contained in section 4.4 of the DFP Warrant Agreement dated March 10, 2020 (“Public Warrant Agreement”) caused the Public Warrants to be liability classified prior to the Merger as there were two classes of voting stock (DFPH Class A Common Stock and DFPH Class B Common Stock) such that a tender offer potentially would not constitute a change of control, but all underlying Public Warrant holders would still be eligible to receive cash for such Public Warrants. After the completion of the Merger, New TOI has one single class of voting stock (New TOI Common Stock) resulting in all underlying shareholders receiving the same consideration upon a tender offer which would also qualify as a change of control; therefore, the section 4.4 of the Public Warrant Agreement does not preclude equity classification of the Public Warrants after the Merger.

27.	Please explain to us why the adjustment in Note (BB) for compensation is recognized in its entirety in the pro forma statement of operations for the year ended December 31, 2020 since it has a requisite service period of 3 years.

Response:

The Company acknowledges the Staff’s comment and has revised pages 153, 154, 160 and 161 accordingly with additional disclosure showing the components of Note (BB) as further explained below.

The Company respectfully advises the Staff that compensation expense in Note BB is comprised of:

i)	Incremental stock compensation expense related to replaced New TOI Options that have a requisite service period of 3 years; and

ii)	A one-time, lump sum payment to Eligible Cash-out Vested Company Option holders.

For the three months ended March 31, 2021, incremental stock compensation expense for three months related to replaced New TOI options is $1.7 million and an incremental $1.0 million under the no redemption and maximum redemption scenarios, respectively.

For the year ended December 31, 2020, incremental stock compensation expense related to replaced New TOI options for twelve months is $11.5 million and incremental $3.8 million under the no redemption and maximum redemption scenarios, respectively. The one-time payment of $32.4 million and reduction thereto of $12.2 million (resulting in $20.2 million) to Eligible Cash-out Vested Option holders under the no redemption and maximum redemption scenarios, respectively, that is recognized in full in the December 31, 2020 pro forma statement of operations.

United States Securities and Exchange Commission
September 3, 2021

28.	We note the calculation of pro forma net income (loss) per share for basic and diluted EPS under both redemption scenarios on page 155. Please disclose how you determined the following amounts:

•	Pro forma net income allocated to participating securities of $346 (no redemption) and $198 (maximum redemption) as of March 31, 2021 in the calculation of basic EPS;
•	Pro forma net income allocated to participating securities of $341 (no redemption) and $195 (maximum redemption) as of March 31, 2021 in the calculation of diluted EPS;
•	Weighted average shares outstanding of DFP Class A Common Stock, basic of 90,666,539 (no redemption) and 82,256,547 (maximum redemption) as of March 31, 2021;
•	Weighted average shares outstanding of DFP Class A Common Stock, diluted of 91,924,672 (no redemption) and 83,920,434 (maximum redemption) as of March 31, 2021;
•	Pro forma net loss allocated to participating securities of $(11,016) (no redemption) and $(10,507) (maximum redemption) in the calculation of basic and diluted EPS as of December 31, 2020; and
•	Weighted average shares outstanding of DFP Class A Common Stock, basic and diluted of 90,349,008 (no redemption) and 81,939,016 (maximum redemption) as of December 31, 2020.

Response:

•	Pro forma net income allocated to participating securities of $346 (no redemption) and $198 (maximum redemption) as of March 31, 2021 in the calculation of basic EPS;

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the calculation of pro forma net income (loss) allocable to participating securities is determined using the following formula (in thousands, except share and per share data):

E = A – D

where,

United States Securities and Exchange Commission
September 3, 2021

A = Pro Forma Net Income (Loss)

B = Weighted average DFP Class A Common Stock (Basic and Diluted)

C = Series A Common Equivalent Preferred Stock (convertible into Class A at a ratio of 1:100)

D = Income allocable to DFP Class A Common Stock, which is calculated as A*B/(B+C*100)

E = Income allocable to participating securities

For March 31, 2021, pro forma net income allocated to participating securities in basic EPS is amended to $354 and $204 under the no and maximum redemption scenarios, respectively, and is calculated as follows:

$2,325 – [$2,325*88,672,768/ (88,672,768 + 159,156 * 100)] = $354 under the no redemption scenario

$1,262 – [$1,262*80,137,599/ (80,137,599+ 154,451 * 100)] = $204 under the maximum redemption scenario

•	Pro forma net income allocated to participating securities of $341 (no redemption) and $195 (maximum redemption) as of March 31, 2021 in the calculation of diluted EPS;

For March 31, 2021, pro forma net income allocated to participating securities in diluted EPS is amended to $350 and $200 under the no and maximum redemption scenarios, respectively, and is calculated as follows (in thousands, except share and per share data):

$2,325 – [$2,325*89,930,901/ (89,930,901+ 159,156 * 100)] = $350 under the no redemption scenario

$1,262 – [$1,262*81,801,486/ (81,801,486+ 154,451 * 100)] = $200 under the maximum redemption scenario

•	Weighted average shares outstanding of DFP Class A Common Stock, basic of 90,666,539 (no redemption) and 82,256,547 (maximum redemption) as of March 31, 2021;

For March 31, 2021, the weighted average shares outstanding of DFP Class A common stock, basic is amended to 88,672,768 (no redemption) and 80,137,599 (maximum redemption) and is calculated as follows:

88,208,498 weighted average DFP Class A Common Shares outstanding (from Note 1 table after Deerfield Exchange) plus 464,270 vested Restricted Stock under the no redemption scenario

79,673,329 weighted average DFP Class A Common Shares outstanding (from Note 1 table after Deerfield Exchange) plus 464,270 vested Restricted Stock under the maximum redemption scenario

United States Securities and Exchange Commission
September 3, 2021

•	Weighted average shares outstanding of DFP Class A Common Stock, diluted of 91,924,672 (no redemption) and 83,920,434 (maximum redemption) as of March 31, 2021;

For March 31, 2021, the weighted average shares outstanding of DFP Class A common stock, diluted is amended to 89,930,901 (no redemption) and 81,801,486 (maximum redemption) and is calculated as follows:

88,208,498 weighted average DFP Class A Common Shares outstanding (from Note 1 table after Deerfield Exchange) plus 464,270 vested Restricted Stock plus 1,258,133 potentially dilutive shares from New TOI Options under the no redemption scenario

79,673,329 weighted average DFP Class A Common Shares outstanding (from Note 1 table after Deerfield Exchange) plus 464,270 vested Restricted Stock plus 1,663,887 potentially dilutive shares from New TOI Options under the maximum redemption scenario

•	Pro forma net loss allocated to participating securities of $(11,016) (no redemption) and $(10,507) (maximum redemption) in the calculation of basic and diluted EPS as of December 31, 2020; and

For December 31, 2020, pro forma net income allocated to participating securities in basic and diluted EPS is amended to $(11,213) and $(10,718) under the no and maximum redemption scenarios, respectively, and is calculated as follows (in thousands, except share and per share data):

$(73,478) – [$(73,478)*88,373,340/ (88,373,340+ 159,148 * 100)] = $(11,213) under the no redemption scenario

$(66,113) – [$(66,113)*79,825,025/ (79,825,025+ 154,449 * 100)] = $(10,718) under the maximum redemption scenario

•	Weighted average shares outstanding of DFP Class A Common Stock, basic and diluted of 90,349,008 (no redemption) and 81,939,016 (maximum redemption) as of December 31, 2020.

For December 31, 2020, the weighted average shares outstanding of DFP Class A common stock, basic and diluted is amended to 88,373,340 (no redemption) and 79,825,025 (maximum redemption) and is calculated as follows:

88,226,909 weighted average DFP Class A Common Shares outstanding (from Note 1 table after Deerfield Exchange) plus 146,431 vested Restricted Stock under the no redemption scenario

79,678,594 weighted average DFP Class A Common Shares outstanding (from Note 1 table after Deerfield Exchange) plus 146,431 vested Restricted Stock under the maximum redemption scenario

Business of TOI, page 173

29.	With reference to the disclosures on pages 103-104, please revise to disclose the operating plan for the business in the coming few years as well as the intended uses of the proceeds raised through the merger and PIPE financings.

Response:

The Company has revised page 179 in response to the Staff’s comment.

United States Securities and Exchange Commission

September 3, 2021

Our Care Model, page 175

30.	With reference to the disclosures on pages 98-99, please revise to discuss the NCCN guidelines.

Response:

The Company has revised page 182 in response to the Staff’s comment.

Government Regulation, page 181

31.	With reference to your disclosures on pages 46 and 178, please revise your disclosure under the first three sub-headings to discuss specifically California state regulation in these areas.

Response:

The Company has revised pages 188 and 189 in response to the Staff’s comment.

Key Business Metrics, page 188

32.	We note the Adjusted EBITDA reconciliations on page 189. Please separately quantify each of the items in non-cash addbacks in Note (1) and in unusual/nonrecurring expenses in Note (2).

Response:

The Company has revised pages 196 and 197 in response to the Staff’s comment by adding footnotes to each of the three Adjusted EBITDA tables. Within each footnote, the Company has disclosed the material items comprising non-cash addbacks and unusual/recurring items.

Results of Operations, page 191

33.	Please expand your disclosures to separately discuss each of the factors contributing to the changes in revenue and expense amounts each period. For example, on page 192, quantify the increase in patient services revenue that resulted from new capitated contracts that began in the fourth quarter of 2020 and the decrease in FFS revenues resulting from the transition of several FFS contracts to capitation. The increase is dispensary revenue that related to the number or prescriptions filled and average revenue per fill should also be separately disclosed. Revise to address this comment for significant period to period variances for all other income and expense amounts each period.

Response:

The Company has revised pages 199- 203 in response to the Staff’s comment by adding percentages that describe the material components comprising the fluctuations in revenue and costs period over period. In order to improve internal consistency of the document, where the Company previously described actual dollar values (e.g., the Selling, general and administrative expense section), the Company has revised those to be percentages.

United States Securities and Exchange Commission

September 3, 2021

Critical Accounting Policies

Variable Interest Entities, page 197

34.	We note that the discussion that you hold variable interests in the TOI PCs, which are comprised of two separate professional entities. Please clarify if these two entities are TOI FL and TOI CA as disclosed in Note 17 on page F-66. Please also clarify your accounting treatment for PCs located in the other states in which you operate such Arizona and Nevada noted on page F-49 and explain the reasons you do not consolidate the financial statements of any these other PCs. Finally, please also revise to disclose, if true, that all MSAs entered into with your operating PCs are all substantially similar, i.e., subject to the same or similar risks, rewards, policies, procedures and accounting.

Response:

The Company acknowledges the Staff’s comment and confirms that the reference to TOI PCs on page 206 as “two separate professional entities” is a reference to TOI CA and TOI FL. The Company has revised page 206 to add clarifying references to those entities and has disclosed that the MSAs entered into with the Company’s operating PCs are substantially similar.

The Company acknowledges the Staff’s comment regarding the treatment of portions of the Company’s practice in Arizona and Nevada, and respectfully advises the Staff that these are clinic locations, rather than separate legal entities, and are part of—and fully consolidated in—the legal entity TOI CA. For the avoidance of confusion, the Company has updated the Description of the Business footnote in both the quarterly and annual financials to specify that TOI CA is comprised of the clinic locations in California, Nevada, and Arizona and TOI FL is comprised of the clinic locations in Florida.

Beneficial Ownership of Securities,, page 223

35.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Park West Investors Master Fund, Limited and each of the five entities listed on page 225.Refer to Item 403 of Regulation S-K.

Response:

The Company has identified certain of the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to certain of the identified stockholders on page 236, and the Company intends to provide the identity of the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the remaining stockholders identified on page 236 in the Company's subsequent filing.

United States Securities and Exchange Commission

September 3, 2021

TOI Parent Financial Statements

Note 16, Business Combination, page F-65 21

36.	You state on page F-65 that the present value of the deferred cash consideration of $817,500 to be paid in installments and related to the acquisition of PCC "is not material." Please explain why the present value of this cash would not be material and how you determined that.

Response:

The Company has revised pages F-66 in response to the Staff’s comment, to clarify that the present value of $817,500 is not materially different than its stated amount. To make this determination, the Company performed a present value calculation of $817,500 (deferred consideration) paid in two installments assuming the Company’s incremental borrowing rate. The result of the present value calculation yield a difference less than the Company’s posting threshold considering $14,226,674 in goodwill (the amount of goodwill prior to the acquisition) or $85,803,294 of total assets (as of June 30, 2021).

Report of Independent Registered Public Accounting Firm, page F-71

37.	Please have your auditors amend their audit report to indicate that their audit was conducted in accordance with the standards of the PCAOB, rather than the auditing standards of the PCAOB. Refer to the guidance in paragraph .09 of AS 3101.

Response:

BDO USA, LLP has revised its audit report in accordance with the requirements of the PCAOB Auditing Standard 3101 on page F-73.

United States Securities and Exchange Commission

September 3, 2021

Note. 11 Debt, page F-90

38.	You state on page F-91 that TOI applied for loan forgiveness in December 2020 for the PPP loan and on June 17, 2021, the Company received "notice of the loan." Please revise to disclose what you mean by "notice of the loan." For example, if true, clarify that the loan was forgiven and explain the related accounting treatment.

Response:

The Company has revised page F-93 in response to the Staff’s comment, as the original language surrounding debt forgiveness contained a typographical error. The revised paragraph in the footnotes states: “The Company applied for loan forgiveness in December 2020 for the PPP loan. On June 17, 2021, the Company received notice of forgiveness of the loan.”

The Company acknowledges the Staff’s question regarding the accounting treatment upon forgiveness and respectively advises the staff that the loans were forgiven during the second quarter of 2021 and the updated disclosure as part of the second quarter 2021 financials, included in the Amended Registration Statement, describes that management has recognized such amount as gain on debt extinguishment.

* * *

United States Securities and Exchange Commission

September 3, 2021

Please do not hesitate to contact Jason A. Rocha at (713)-496-9732 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Steven Hochberg, DFP Healthcare Acquisitions Corp.